Exhibit 99.2

GLASS HOUSE BRANDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND UNAUDITED RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED

MARCH 31, 2022 AND 2021

Introduction

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as of May 16, 2022 and should be read together with Glass House Brands Inc.’s (the “Company”) Unaudited Condensed Interim Consolidated Financial Statements (the “Financial Statements”) and accompanying notes, as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021, and the audited Consolidated Financial Statements and the accompanying notes for the year ended December 31, 2021 and 2020. The financial results discussed herein have been prepared in accordance with U.S. GAAP (“GAAP”) and, unless otherwise noted, are expressed in United States dollars. Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Overview

The Company, formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates in the state of California. The Company through its subsidiaries, cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares”, and, collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the NEO Exchange Inc. (the “Neo Exchange”), trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols GLASF and GHBWF, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 2200 HSBC Building 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

Major Business Lines and Geographies

The Company views its financial results under one business line – the creation of extensible wholesale and consumer packaged goods (“CPG”) and brands through cannabis cultivation, production, and sales. The Company currently generates all of its revenue in the state of California.

While many cannabis businesses prioritize brand building and customer acquisition before securing a reliable product flow, the Company believes that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle and a prerequisite for any other activity.

Cannabis Cultivation, Production and Sales

The Company operates multiple greenhouse cultivation facilities located in Carpinteria, California, and its manufacturing or production facility is located in Lompoc, California. During the year ended December 31, 2021, the Company completed its previously announced acquisition of an approximately 5.5 million square feet greenhouse facility (“Camarillo Facility”) located in Camarillo, California (the “Camarillo Asset Acquisition”).

The Company generates revenue by selling its products in bulk at wholesale and at retail to its own and third-party dispensaries in California, including raw cannabis, cannabis oil, and cannabis consumer goods. The Company’s “Farmacy” branded dispensaries are currently located in Santa Barbara, Santa Ana and Berkeley, California.

Market Update and Objectives

The state of California represents the largest single market for cannabis in the U.S., with an adult population of over 31 million. The California market is highly fragmented, with over 8,500 cultivation licenses in operation, over 1,000 distribution licenses over 800 operational dispensaries and greater than 1,000 brands. With this backdrop, the Company looks to use scale in cultivation and distribution (at wholesale and through its own dispensaries and third-party retailers) to achieve economies of scale that will allow the Company to outperform competitors and build superior brand awareness and loyalty.

SELECTED FIANCIAL INFORMATION

Results of Operations (Unaudited)

The following are the results of our operations (unaudited) for the three months ended March 31, 2022 compared to the three months ended March 31, 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021
	Unaudited	Unaudited
Revenues, Net	$13,972,371	$15,240,281
Cost of Goods Sold	11,633,143	9,798,285

Gross Profit	2,339,228	5,441,996

Operating Expenses:
General and Administrative	9,423,297	5,835,731
Sales and Marketing	865,760	488,535
Professional Fees	2,570,506	3,352,751
Depreciation and Amortization	2,607,494	724,454
Total Operating Expenses	15,467,057	10,401,471
Loss from Operations	(13,127,829)	(4,959,475)

Other Expense (Income):
Interest Expense	1,197,529	1,010,428
Interest Income	-	(16,086)
Loss (Gain) on Investments	353,659	(1,388)
(Gain) on Change in Fair Value of Derivative Liabilities	-	(671,000)
Loss on Change in Fair Value of Contingent Liabilities	6,481,242	-
Loss on Disposition of Subsidiary	-	6,090,339
Other Expense, Net	16,105	6,024
Total Other Expense, Net	8,048,535	6,418,317
Loss from Operations Before Provision for Income Tax Expense	(21,176,364)	(11,377,792)
Provision for Income Tax (Benefit) Expense	(1,350,600)	1,776,001
Net Loss	(19,825,764)	(13,153,793)
Net Loss Attributable to Non-Controlling Interest	(22,596)	-
Net Loss Attributable to the Company	$(19,803,168)	$(13,153,793)
Loss Per Share - Basic and Diluted Attributable to the Company	$(0.35)	$(0.55)
Weighted-Average Shares Outstanding - Basic and Diluted	57,200,435	23,971,614

Revenue

Revenue for the three months ended March 31, 2022 was $14.0 million, which represents a decrease of $1.3 million, or 8%, from $15.2 million for the three months ended March 31, 2021. The decrease in revenue was primarily due to decreases in the Company’s wholesale biomass and cannabis retail operations by $1.1 million and $0.1 million, or 11% and 3%, respectively, for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. The decrease in wholesale biomass revenues was driven by lower pricing during the quarter ended March 31, 2022, compared to the same period in the prior year.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the three months ended March 31, 2022 was $11.6 million, an increase of $1.8 million, or 19%, compared with $9.8 million for the three months ended March 31, 2021. Gross profit for the three months ended March 31, 2022 was $2.3 million, representing a gross margin of 17%, compared with a gross profit of $5.4 million, representing a gross margin of 36% for the three months ended March 31, 2021. The increase in cost of goods sold was primarily attributable to lower wholesale biomass pricing coupled with increased cultivation tax and labor expenses during the three months ended March 31, 2022, compared to the same prior year period. The decrease in gross margin is primarily due to the lower wholesale biomass prices and increased costs referenced above during the three months ended March 31, 2022 as compared to the same period in the prior year.

Total Operating Expenses

Total operating expenses for the three months ended March 31, 2022 was $15.5 million, an increase of $5.1 million, or 49%, compared to total operating expenses of $10.4 million for the three months ended March 31, 2021. The increase in total operating expenses was attributable to the factors described below.

General and administrative expenses for the three months ended March 31, 2022 and 2021 were $9.4 million and $5.8 million, respectively, an increase of $3.6 million, or 61%. The increase in general and administrative expenses is primarily attributed to the Company’s operational expansion initiatives including increased salaries and stock-based compensation expense of $2.0 million and start-up expenses for the Camarillo Facility of $0.8 million.

Sales and marketing expenses for the three months ended March 31, 2022 and 2021 were $0.9 million and $0.5 million, respectively, an increase of $0.4 million, or 77%. The increase in sales and marketing expenses is driven by increased spend on public relations, digital media expenses, promotions and trade shows, promotions, and digital media expenses of $0.2 million. Sales and marketing expenses include trade marketing, point of sale marketing for our wholesale CPG business product lines and promotions in various media outlets.

Professional fees for the three months ended March 31, 2022 and 2021 were $2.6 million and $3.4 million, respectively, a decrease of $0.8 million, or 23%. The decrease in professional fees is primarily attributable to a decrease in accounting and consulting fees of $0.9 million due to the Company’s preparation of the merger with Mercer Park during the first quarter of 2021. This was partially offset by increased legal fees of $0.1 million during the first quarter of 2022 as compared to the same period in the prior year driven by certain subsidiaries of the Company located in Santa Barbara and Santa Ynez, California, that are cannabis retail applicants and other acquisition related fees.

Depreciation and amortization for the three months ended March 31, 2022 and 2021 were $2.6 million and $0.7 million, respectively, an increase of $1.9 million, or 260%. The increase is attributed to the growth of the Company’s operations through the acquisition of the Camarillo Facility in the third quarter of 2021 which resulted in an increase of depreciation and amortization during the three months ended March 31, 2022 as compared to the same period in the prior year.

Total Other Expense

Total other expense for the three months ended March 31, 2022 and 2021 was $8.0 million and $6.4 million, respectively, an increase of $1.6 million, or 25%. The increase was primarily due to $6.5 million unfavorable change in fair value of contingent liabilities, $0.7 million favorable change in fair value of derivative liabilities in the prior year quarter, $0.2 million increase in interest expense, and $0.4 million in higher losses from equity method investments. The unfavorable change in fair value of contingent liabilities was due to the impact of the Company’s increase in share price as of March 31, 2022, on the fair value of the prior Mercer Park sponsor contingent earnout and the Camarillo contingent shares payable. See “Note 9 – Contingent Shares and Earnout Liabilities” in the Financial Statements for the three months ended March 31, 2022, for further information on the contingent shares and earnout liabilities. The increase in interest expense is due to a senior secure loan agreement the Company entered into in the fourth quarter of 2021. See “Credit Agreement with Senior Secured Lender”. These increases were partially offset by a $6.1 million loss on the deconsolidation of Field Investment Co, LLC in the first quarter of 2021.

Provision for Income Taxes

The provision for income tax benefit for the three months ended March 31, 2022 was $1.4 million, a favorable change of $3.1 million, or 176%, compared to provision for income tax expense of $1.8 million for the three months ended March 31, 2021. The favorable change in provision for income taxes was directly impacted by the Company’s decrease in gross profit for the current period.

Non-GAAP Financial Measures

In addition to providing financial measurements based on GAAP, the Company provides additional financial metrics that are not defined under, prepared in accordance with or a standardized financial measure under GAAP and may not be comparable to similar financial measures disclosed by other issuers. Management uses such non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision-making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-GAAP financial measures (collectively, the “non-GAAP financial measures”) are:

EBITDA	Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization.
Adjusted EBITDA

EBITDA (Non-GAAP) adjusted for share-based compensation, stock appreciation rights expense, loss (income) on equity method investments, change in fair value of derivative liabilities, change in fair value of contingent liabilities, acquisition related professional fees, non-operational start-up costs and loss on disposition of subsidiary. Non-operational start-up costs are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

Management believes that these non-GAAP financial measures assess the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. Management also believes that these non-GAAP financial measures enable investors to evaluate the Company’s operating results and future prospects in the same manner as management. These non-GAAP financial measures may also exclude certain material non-cash items, expenses and gains and other adjustments that may be unusual in nature, infrequent or that the Company believes are not reflective of the Company’s ongoing operating results and performance.

As there are no standardized methods of calculating these non-GAAP financial measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others in the cannabis industry or otherwise. Accordingly, these non-GAAP financial measures are intended to provide additional information and are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. Such non-GAAP financial measures should only be considered in conjunction with the GAAP financial measures presented herein.

These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. In addition, the Company believes investors use both GAAP and non-GAAP measures to assess management’s past and future decisions associated with its priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry.

These non-GAAP financial measures have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under GAAP. For example, certain of these non-GAAP financial measures:

•	exclude certain tax payments that may reduce cash available to the Company;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, working capital needs; and

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on debt.

Other companies in the cannabis industry may calculate these measures differently than the Company does, limiting their usefulness as comparative measures.

Adjusted EBITDA (non-GAAP) (Unaudited)

The following table provides a reconciliation of the Company’s net loss to Adjusted EBITDA (non-GAAP) for the three months ended March 31, 2022 compared to three months ended March 31, 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021
	Unaudited	Unaudited
Net Loss (GAAP)	$(19,825,764)	$(13,153,793)
Depreciation and Amortization	2,607,494	724,454
Interest Expense	1,197,529	1,010,428
Income Tax Expense	(1,350,600)	1,776,001

EBITDA (non-GAAP)	(17,371,341)	(9,642,910)
Adjustments:
Shared-Based Compensation	2,682,457	1,606,462
Stock Appreciation Rights Expense	68,665	-
Loss (Income) on Equity Method Investments	353,659	(1,388)
Change in Fair Value of Derivative Liabilities	-	(671,000)
Change in Fair Value of Contingent Liabilities	6,481,242	-
Acquisition Related Professional Fees	534,652	3,186,451
Non-Operational Start-up Costs	892,941	-
Loss on Disposition of Subsidiary	-	6,090,339
Adjusted EBITDA (non-GAAP)	$(6,357,725)	$567,954

Adjusted EBITDA, a non-GAAP financial measure was $(6.3) million for the three months ended March 31, 2022 compared to $0.6 million for the three months ended March 31, 2021. The unfavorable change in adjusted EBITDA of $6.9 million is primarily due to lower gross profit coupled with higher operating expenses after adjustments.

Selected Quarterly Information

A summary of selected information for each of the quarters presented is as follows:

	Revenues	Net Loss Before Non-Controlling Interest	Loss Per Share - Basic and Diluted Attributable to the Company
	Unaudited	Unaudited
March 31, 2022	$13,972,371	$(19,825,764)	$(0.35)
December 31, 2021	$18,360,442	$(18,766,598)	$(0.33)
September 30, 2021	$17,171,852	$(7,728,476)	$(0.15)
June 30, 2021	$18,674,277	$(4,716,721)	$(0.19)
March 31, 2021	$15,240,281	$(13,153,793)	$(0.55)
December 31, 2020	$16,939,792	$(4,059,249)	$(0.18)
September 30, 2020	$13,307,759	$(3,804,960)	$(0.16)
June 30, 2020	$11,562,723	$(3,654,615)	$(0.16)

Revenues for the quarter ended March 31, 2022 was $14.0 million, which represents a decrease of $4.4 million or 24% from $18.4 million for the quarter ended December 31, 2021. The decrease in revenues during the three months ended March 31, 2022 was driven by decreased wholesale biomass pricing. Revenue for the quarter ended December 31, 2021 was $18.4 million, which represents an increase of $1.2 million or 7% from $17.2 million for the quarter ended September 30, 2021. The increase in revenue was primarily due to the increase in quantity of wholesale biomass sold offset by continued decline in pricing. Revenue growth from the quarter ended June 30, 2020 through the quarter ended December 31, 2020 was primarily driven by an increase in cannabis production from the Company’s second greenhouse cultivation facility located in Carpinteria, California, which commenced operations during the first quarter of 2020 and expanded operational canopy from approximately 113,000 square feet to over 390,000 square feet by December 31, 2020.

Net loss for the quarter ended March 31, 2022 was $19.8 million, which represents an increase of $1.1 million or 6% from $18.8 million for the quarter ended December 31, 2021. The difference in net loss was due to a decrease in gross profit for the quarter ended March 31, 2022, coupled with increased operating expenses, including an increase in general and administrative expenses as well as depreciation and amortization. The Company is in the process of building out the Camarillo Facility acquired during the fourth quarter of 2021, which resulted $2.6 million net loss recognized for the quarter ended March 31, 2022. Net loss for the quarter ended December 31, 2021 was $18.8 million, which represents an increase of $11.0 million, or 143% from $7.7 million for the quarter ended September 30, 2021. The difference in net loss was primarily due to an increase in total operating expenses for the quarter ended December 31, 2021 of $7.4 million of which $4.9 million is related to non-operational start-up costs and non-operational notes receivable bad debt reserve coupled with net loss related to the Camarillo Facility of $2.6 million for the quarter ended December 31, 2021. Net loss increased $6.7 million, or 51%, from $13.2 million for the quarter ended March 31, 2021, to $19.8 million for the quarter ended March 31, 2022. The increase in net loss was primarily due to a decrease in gross profit and increased operating expenses.

Liquidity and Capital Resources

Overview

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is currently meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the three months ended March 31, 2022, the Company had an accumulated deficit of $80,630,458, a net loss attributable to the Company of $19,803,168 and net cash used in operating activities of $15,478,419. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.

The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

Credit Agreement with Senior Secured Lender

On December 9, 2021, the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”), for total available proceeds of up to $100,000,000 with funds managed by a U.S.-based private credit investment fund and other third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50,000,000. The initial term loan has a variable interest rate currently set at 10% per annum, and in no event shall be more than 12% per annum. The principal amount of the initial term loan has been, and is anticipated to be used for ongoing operations, capital expenditures and other corporate purposes. See “Note 11 – Notes Payable” in the Unaudited Condensed Interim Financial Statements for further information.

Financial Condition

Cash Flows

The following table summarizes the Company’s Consolidated Statements of Cash Flows from the Financial Statements for the three months ended March 31, 2022 and 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021
	Unaudited	Unaudited
Net Cash Used in Operating Activities	$(15,478,419)	$(945,124)
Net Cash Used in Investing Activities	(12,976,549)	(1,727,889)
Net Cash (Used in) Provided by Financing Activities	(779,115)	9,748,392
Net (Decrease) Increase in Cash, Restricted Cash and Cash Equivalents	(29,234,083)	7,075,379
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	54,066,831	4,535,251
Cash, Restricted Cash and Cash Equivalents, End of Period	$24,832,748	$11,610,630

Cash Flow from Operating Activities

Net cash used in operating activities was $15.4 million for the three months ended March 31, 2022, an increase of $14.5 million, or 1,538%, compared to $0.9 million for the three months ended March 31, 2021. The increase in cash used in operating activities was primarily due to an increase in net loss and adjustments to reconcile net loss to net cash used in operating activities of $4.8 million coupled with an increase in changes in operating assets and liabilities of $9.7 million for the three months ended March 31, 2022 as compared to the same period in the prior year.

Cash Flow from Investing Activities

Net cash used in investing activities was $12.9 million for the three months ended March 31, 2022, an increase of $11.2 million, or 651%, compared to $1.7 million for the three months ended March 31, 2021. This was primarily driven by the increase in purchases of property and equipment of $11.7 million for the three months ended March 31, 2022, compared to the prior period. During the year ended December 31, 2021, the Company closed on the Camarillo Asset Acquisition where the Company acquired certain real property from the prior fee owner as a result of the completion of the transaction. During the three months ended March 31, 2022, the Company was in process of constructing the Camarillo Facility for its intended operational use.

Cash Flow from Financing Activities

Net cash used in financing activities increased $10.5 million from net cash provided of $9.7 million for the three months ended March 31, 2021 to net cash used of $0.8 million for the three months ended March 31, 2022. This was driven by $10.3 million in proceeds from issuance of notes payable during the three months ended March 31, 2021 and none in the current quarter, coupled with distributions to preferred shareholders of $0.9 million during the three months ended March 31, 2022.

As discussed in the “Liquidity and Capital Resources” section above, the Company’s primary source of liquidity has been capital contributions and debt capital made available from investors. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity capital from investors in order to meet liquidity needs. Other than the senior secured term loan agreement discussed above, the Company does not have any committed sources of financing.

Contractual Obligations

The Company has contractual obligations to make future payments, including debt agreements and lease agreements from third parties.

The following table summarizes such obligations as of March 31, 2022:

	2022	2023	2024-2025	After 2025	Total
	(remaining)
Notes Payable from Third Parties	$28,693	$665,237	$15,087,770	$34,447,843	$50,229,543
Lease Obligations	579,654	780,871	1,463,255	2,510,844	5,334,624
Total Contractual Obligations	$608,347	$1,446,108	$16,551,025	$36,958,687	$55,564,167

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties During the Three Months Ended March 31, 2022

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213,049 increasing to $243,491 for years two to five. Rent expense for the three months ended March 31, 2022 and 2021 were $60,873and $60,873, respectively.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64,477 increasing to $69,352 for year two and increasing five percent per annum thereafter. Rent expense for the three months ended March 31, 2022 and 2021 were $18,494 and $17,338, respectively.

Consulting Agreement

Beach Front Property Management Inc, a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $10,860 for M&A advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended March 31, 2022 and 2021 were $32,580 and $32,580, respectively

Critical Accounting Estimates

Use of Estimates

The preparation of the Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

In accordance with ASC 842 “Leases” (“ASC 842”), the Company determines if an arrangement is a lease at inception. The Company elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, the Company elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, the Company applied the practical expedient test or approach which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right-of-use asset. Lessees are required to record a right-of -use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Condensed Consolidated Balance Sheets of the Financial Statements. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

During the year ended December 31, 2021, the Company early adopted ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under ASC 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control could or require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Unaudited Condensed Interim Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Condensed Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Balance Sheets dates.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the Unaudited Condensed Consolidated Statements of Operations of the Financial Statements. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Unaudited Condensed Interim Consolidated Statements of Operations of the Financial Statements immediately as a gain on acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805, “Business Combinations”.

Share-Based Compensation

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, “Awards”). See “Note 13 – Share-Based Compensation” in the Unaudited Condensed Interim Financial Statements for further information.

The Company accounts for its share-based awards in accordance with ASC 718, “Compensation – Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, net of estimated forfeitures, which is generally the performance period, and the related amount is recognized in the Unaudited Condensed Interim Consolidated Statements of Operations of the Financial Statements.

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the Financial Statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on available information, and forward-looking information that is reasonable and supportive. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk. Rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Changes in Accounting Policies Including Adoption

In May 2021, the FASB issued ASU 2021-04, Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2021-04”), which amends existing guidance for earnings per share (EPS) in accordance with Topic 260. ASU 2021-04 is effective for the Company beginning January 1, 2022. This update should be applied prospectively on or after the effective date of the amendments. The Company adopted ASU 2021-04 on January 1, 2022. The adoption of the standard did not have a material impact on the Company’s Financial Statements.

Recently Issued Accounting Standards

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Subtopic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”), which is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and the effect of payment terms on subsequent revenue recognized. ASU 2021-08 is effective for the Company beginning January 1, 2023. This update should be applied prospectively on or after the effective date of the amendments. The Company is currently evaluating the effect of adopting this accounting standard.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, investments, notes receivable, trade payables, accrued liabilities, operating lease liabilities, derivatives, notes payable, acquisition consideration of assets and liabilities. All assets and liabilities for which fair value is measured or disclosed in the Financial Statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of March 31, 2022 and December 31, 2021 is the carrying values of cash and cash equivalents, accounts receivable, due from related party. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of March 31, 2022 and December 31, 2021, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Liquidity and Capital Resources”. The Company has therefore depended on financing from sale of our equity and from debt financing to fund our operations. Overall, management does not expect the net cash contribution from our operations and investments to be positive in the near term, and the Company therefore expect to rely on financing from equity or debt.

Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes could have on the goals and operations of the business as a whole.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments held in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.

For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2021, available on SEDAR at www.sedar.com.

Shares Outstanding

As of March 31, 2022, the Company had 4,754,979 Multiple Voting Shares and 40,752,991 Equity Shares issued and outstanding. There are 16,447,444 Exchangeable Shares issued and outstanding in the capital of MPB Acquisition Corp. In addition, the Company had an aggregate of 35,418,078 warrants, 1,806,159 stock options and 3,380,625 RSUs outstanding as of March 31, 2022.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. Forward looking statements include, but are not limited to: statements concerning the completion of, and matters relating to, the various proposed transactions discussed by the Company herein and the expected timing related thereto; the expected operations, financial results and condition of the Company; general economic trends; expectations of market size and growth in the United States and the States the Company operates; cannabis cultivation, production and extraction capacity estimates and projections; additional funding requirements; the Company’s future objectives and strategies to achieve those objectives; the Company’s estimated cash flow and capitalization and adequacy thereof; and other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond the Company’s ability to predict or control. Factors that could cause such differences include, but are not limited to: cannabis is a controlled substance under applicable legislation; the enforcement of cannabis laws could change; differing regulatory requirements across State jurisdictions may hinder economies of scale; legal, regulatory or other political change; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any reclassification of cannabis or changes in U.S. controlled substances and regulations; restrictions on the availability of favorable locations; enforceability of contracts; general regulatory and licensing risks; California regulatory regime and transfer and grant of licenses; limitations on ownership of licenses; regulatory action from the Food and Drug Administration; competition; ability to attract and retain customers; unfavorable publicity or consumer perception; results of future clinical research and/or controversy surrounding vaporizers and vaporizer products; limited market data and difficulty to forecast; constraints on marketing products; execution of the Company’s business strategy; reliance on management; ability to establish and maintain effective internal control over financial reporting; competition from synthetic production and technological advances; fraudulent or illegal activity by employees, contractors and consultants; product liability and recalls; risks related to product development and identifying markets for sale; dependence on suppliers, manufacturers, and contractors; reliance on inputs; reliance on equipment and skilled labor; service providers; litigation and any unexpected outcomes thereof; intellectual property risks; information technology systems, cyber-attacks, security, and privacy breaches; bonding and insurance coverage; transportation; energy costs; risks inherent in an agricultural business; management of growth; risks of leverage; future acquisitions or dispositions; difficulty attracting and retaining personnel; and past performance not being indicative of future results.

Readers are cautioned that the factors outlined herein are not an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Disclosure Controls and Internal Control over Financial Reporting

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”).

Disclosure Controls and Procedures

In accordance with NI 52-109, management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, have evaluated the effectiveness of the Company’s DCP. Based on the evaluation of the Company’s DCP as of March 31, 2022, the Company’s CEO and CFO concluded that, as a result of the material weaknesses in our ICFR described below, the Company’s DCP were not effective as of such date. Internal Control Over Financial Reporting

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. Internal control over financial reporting should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP

• receipts and expenditures are only being made in accordance with authorizations of management and the board of directors of the Company; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial instruments.

A material weakness is a deficiency, or combination of control deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of March 31, 2022, we have material weaknesses in our ICFR relating to use of estimates and assumptions that affect the reported amounts of certain assets and liabilities at the dates of the Financial Statements and the reported amount of total expenses during the reporting period. The Company did not appropriately review the accounting treatment of forfeitures for share-based compensation, capitalization of interest for certain construction in progress as well as deferred income tax asset valuation allowances. As a result, the Company corrected the recorded amounts related to share-based compensation expense, interest expense and construction in progress assets as well as a deferred income tax accounts as of and for the three months ended March 31, 2022. No other material errors were identified in the Financial Statements as a result of the material weaknesses. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Remediation of Material Weakness in ICFR

Management, with oversight from the audit committee, will implement remediation measures related to the material weaknesses identified. The Company will implement a plan, which includes providing more comprehensive and timely review of accounting treatment as it relates to use of estimates. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above. We will continue to monitor and evaluate the effectiveness of our ICFR over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management, including the CEO and CFO, does not expect that disclosure controls and procedures or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weakness. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

Limitations of Controls and Procedures

Our management, including the CEO and CFO, believes that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information

Additional information relating to the Company, including the Company’s annual information form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com.